July 14, 2006

Mail Stop 4561

VIA U.S. MAIL AND FAX 1-301-998-3700

Mr. Larry Finger
Executive Vice President, Chief Financial Officer and Treasurer
Federal Realty Investment Trust
1626 East Jefferson Street
Rockville, Maryland 20852

RE: **Federal Realty Investment Trust**
  Form 10-K for the year ended December 31, 2005
  File no. 1-07533

Dear Mr. Finger:

  We have reviewed your letter filed on June 7, 2006 and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10KSB for the year ended December 31, 2005

Note 1. Summary of Significant Accounting Policies, page F-10

1. We note your response to prior comment 3. Please advise us why you have chosen to allocate certain costs, such as real estate taxes, based upon an area method and other costs based upon total direct construction costs. Please tell us how you considered the guidance in paragraph 11 of SFAS 67 and quantify how

an allocation of all costs based upon relative sizes would have impacted your financial statements on a historical basis.

* * * *

Please respond to the comment within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. If you have any questions, you may contact Kelly McCusker at (202) 551-3433 or me at (202) 551-3403.

Sincerely,

Steven Jacobs
Branch Chief